Exhibit 99.1

GENFIT: Revenues and Cash Position as of December 31, 2020

▪	Cash and cash equivalents totaled €171 million as of December 31, 2020

▪	The announced cash position omits the partial buyback of the OCEANEs convertible bonds by GENFIT, for €47.48 million[1], completed in January 2021

Lille, France; Cambridge, MA; February 26, 2021 - GENFIT (Nasdaq and Euronext: GNFT), a late- stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and liver diseases, today announced its cash position as of December 31, 2020 and revenues for 20202.

Financials

As of December 31, 2020, the Company’s cash and cash equivalents amounted to €171.0 million compared with €276.7 million, as of December 31, 2019.

As of June 30, 2020, cash and cash equivalents amounted to €225.7 million.

The cash position as of December 31, 2020 omits the cost of the partial buyback by the Company for its convertible bonds (OCEANEs) issued in October 2017 and amounting to approximately €180 million. Following the completion of this transaction, €85.7 million of convertible debt was canceled by spending a gross amount of only €47.48 million.

Given the conversions of bonds into shares in January 2021, which led to the creation of 3,037,309 new shares in February 2021, the residual convertible debt, initially reduced to a nominal amount of €94.3 million through the partial buyback transaction, was further reduced by a nominal amount of €16.3 million, with approximately €78 million outstanding as of February 18, 2021.

Pascal Prigent, CEO of GENFIT, commented: “Since the announcement of our new corporate strategy in the Fall of 2020, GENFIT has achieved a significant amount and I’m satisfied with the early direction of 2021. ELATIVETM, our Phase 3 clinical trial in PBC, is on track, and we recently organized a KOL event on this disease, which highlighted the potential of elafibranor in this market already worth >$300M in 2020, and expected to reach $1bn in 2025, at the time we hope to launch. Next to this, we successfully restructured the convertible debt at the end of January 2021, with a maturity extended to October 2025. Some bondholders have since converted their OCEANEs, further reducing the outstanding debt to approximately €78 million. We will present advances on our R&D programs at the next corporate update, to take place before the summer.”

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[1]	Excluding transaction-related costs

[2]	Unaudited financial information under IFRS

Revenues3

Revenues for 2020 amounted to €765 thousand compared to €31 million for 2019.

Revenues included revenues from the licensing agreements with Covance/Labcorp to roll out the NIS4™ diagnostic technology in NASH and the sale of goods and services provided pursuant to the collaboration and license agreement with Terns Pharmaceuticals. As a comparison, revenues for 2019 mainly consisted of the $35 million upfront payment received from Terns Pharmaceuticals as part of the collaboration and license agreement.

Reminder

On September 30, 2020, GENFIT announced its plan to reduce its cash burn by 50% by 2022 compared to the cash burn before the publication of the RESOLVE-IT Phase 3 data readout.

The Company reiterates its goal to reduce the cash burn rate from €110 million annually before our Phase 3 data, to approximately €45 million annually, beginning in 2022. 2021 will be a transition year with a cash burn of approximately €75 million (excluding the partial OCEANEs buyback transaction for €47.48 million in cash) mainly due to the residual expenses related to the termination of the RESOLVE-IT clinical trial, and to costs associated with the workforce reduction plan.

Upcoming Financial Communications

The Company will release its full-year 2020 financial results on April 1, 2021. The 2020 Universal Registration Document, the 2021 Annual Financial Report (included in the 2020 Universal Registration Document), and the Annual Report on Form 20-F will be published by the end of April 2021.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with cholestatic and metabolic chronic liver diseases. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. GENFIT is currently enrolling in ELATIVE™, a Phase 3 clinical trial evaluating elafibranor in patients with Primary Biliary Cholangitis (PBC). Elafibranor is an investigational compound that has not been reviewed and has not received approval by any regulatory authority. As part of GENFIT’s comprehensive approach to clinical management of patients with liver disease, the Company is also developing NIS4™, a new, non-invasive blood-based diagnostic technology which could enable easier identification of patients with at-risk NASH. NIS4™ technology has been licensed to LabCorp® in the U.S. and Canada for the development and commercialization of a blood-based molecular diagnostic test powered by NIS4™ technology. GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

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[3]	Revenues recognized under IFRS 15

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to GENFIT, including statements regarding the Company’s ability to meet clinical, regulatory and commercial milestones and timelines in our PBC program, expectations for disease prevalence, growth and size of the PBC market, including GENFIT’s potential market share and revenues and projected cash burn. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2019 Universal Registration Document filed with the AMF on 27 May 2020 under n° D.20-0503 and in Section 2 “Risk Factors” of the Company’s Amendment to the Universal Registration Document filed with the AMF on 22 December 2020 under n° D.20-0503-A01, which are available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2019 Annual Report on Form 20-F filed with the SEC on May 27, 2020. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

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